SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                   May 9, 2002



                           Telewest Communications plc
                           ---------------------------
                 (Translation of Registrant's Name into English)

  Genesis Business Park, Albert Drive, Woking, Surrey, United Kingdom, GU21 5RW
  -----------------------------------------------------------------------------
                    (Address of Principal Executive Offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F      X                                     Form 40-F _______
                   -----------

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes________                                          No      X
                                                                 -------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   -----.

                                  EXHIBIT INDEX
                                  -------------

   Exhibit                          Description
   -------                          -----------

     99.1 Telewest's Annual Report and Accounts for the year ended December 31, 2002

     99.2 Telewest's Summary Financial Statement for the year ended December 31, 2002

     99.3       Chairman's Letter to Telewest's Shareholders dated May 8, 2002

     99.4 Telewest's Notice of Annual General Meeting for the meeting to be held on June 11, 2002

     99.5 Telewest's Proxy Card for the Annual General Meeting to be held on June 11, 2002

                                    SIGNATURE


Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                      Telewest Communications plc



Dated: May 9, 2002                    By:      /s/ Clive Burns
                                          ------------------------------------
                                          Name:  Clive Burns
                                          Title: Company Secretary